Exhibit 99.2

TuanChe Announces Pricing of $15 Million Registered Direct Offering

BEIJING, Nov. 21, 2022 /PRNewswire/ -- TuanChe Limited ("TuanChe" or the "Company") (NASDAQ: TC), a leading integrated automotive marketplace in China, today announced that it has entered into a definitive agreement with investors for the purchase and sale of (1) 5,454,546 of the Company's American Depositary Shares ("ADSs") (or pre-funded warrants to purchase ADSs ("ADS Equivalent") in lieu thereof) and (2) warrants to purchase 5,454,546 ADSs, at a combined purchase price of $2.75 per ADS (or $2.749 per ADS Equivalent) and the associated warrant. Each associated warrant is exercisable to purchase one ADS for $2.75. Each ADS represents sixteen (16) Class A ordinary shares of the Company. The warrant has a term equal to five years from the issuance date. The aggregate gross proceeds to the Company are expected to be approximately $15.0 million. The transaction is expected to close on or about November 23, 2022, subject to the satisfaction of customary closing conditions.

Aegis Capital Corp. is acting as the Exclusive Placement Agent.

The registered direct offering is being made pursuant to an effective shelf registration statement on Form F-3 (No. 333-264942) previously filed with the U.S. Securities and Exchange Commission (the "SEC") and declared effective by the SEC on September 8, 2022. A final prospectus supplement and accompanying prospectus describing the terms of the proposed offering will be filed with the SEC and will be available on the SEC's website located at http://www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained, when available, by contacting Aegis Capital Corp., Attention: Syndicate Department, 1345 Avenue of the Americas, 27th floor, New York, NY 10105, by email at syndicate@aegiscap.com, or by telephone at (212) 813-1010.

Before investing in this offering, interested parties should read in their entirety the prospectus supplement and the accompanying prospectus and the other documents that the Company has filed with the SEC that are incorporated by reference in such prospectus supplement and the accompanying prospectus, which provide more information about the Company and such offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About TuanChe

Founded in 2010, TuanChe Limited (NASDAQ: TC) is a leading integrated automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe provides automotive marketing and transaction related services by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe's online marketing service platform helps industry customers increase the efficiency and effectiveness of their advertising placements.

For more information, please contact ir@tuanche.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company's business plans and development and business outlook, which can be identified by terminology such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

TuanChe Limited
Investor Relations
Tel: +86 (10) 6397-6232
Email: ir@tuanche.com

The Piacente Group, Inc.
Brandi Piacente
Tel: +1 (212) 481-2050
Email: tuanche@tpg-ir.com